SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2019

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the second three-month and first half period ended June 30, 2019 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the second three-month and first half period ended June 30, 2019 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2019 and 2018

(Unit : in billions of Korean Won)	2019 Apr.-Jun.	2018 Apr.-Jun.	Change	2019 Jan.-Jun.	2018 Jan.-Jun.	Change
Operating revenues	13,071	13,337	-2.0%	28,319	29,043	-2.5%
Operating income (loss)	-299	-687	56.5%	-929	-815	-14.0%
Income (Loss) before income tax	-750	-1,700	55.9%	-1,546	-1,962	21.2%
Net income (loss)	-412	-919	55.1%	-1,173	-1,169	-0.4%
Net income (loss) attributable to owners of the company	-448	-949	52.9%	-1,235	-1,226	-0.7%

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2019 and 2018

(Unit : in billions of Korean Won)	2019 Apr.-Jun.	2018 Apr.-Jun.	Change	2019 Jan.-Jun.	2018 Jan.-Jun.	Change
Operating revenues	13,125	13,258	-1.0%	28,243	28,821	-2.0%
Operating income (loss)	260	-698	137.2%	-2,152	-2,140	-0.5%
Income (Loss) before income tax	142	-743	119.1%	-2,154	-1,750	-23.1%
Net income (loss)	125	-424	129.6%	-1,524	-1,046	-45.7%

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Baek, Woo-Ki
Name:	Baek, Woo-Ki
Title:	Head of Finance & IR Team

Date: August 14, 2019